SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYU HYAKKATEN KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU DEPARTMENT STORE CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hisashi Takai
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-6622

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on November 15, 2004 (Tokyo) which was also issued in the United States on November 15, 2004 and is also available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Amendment to the Current Report of Tokyu Corporation filed with the Kanto Finance Bureau of the Japanese Ministry of Finance on November 15, 2004 (Tokyo). Tokyu Corporation and Tokyu Department Store Co., Ltd. also jointly submitted notice in Japanese to the Tokyo Stock Exchange on November 15, 2004 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on September 28, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yuji Kinoshita
General Manager
Accounting, Group Strategy & IR Division
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

November 15, 2004

(Date)

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES

This press release relates to a proposed business combination that involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

November 15, 2004

To Whom It May Concern:

Company Name: TOKYU CORPORATION
Name of Representative Director: Kiyofumi Kamijo,
President & Representative Director
(Code No.9005, Tokyo Stock Exchange, First Section)

Company Name: TOKYU DEPARTMENT STORE CO., LTD
Name of Representative Director: Hirokazu Mizuta,
President & Representative Director
(Code No.8232, Tokyo Stock Exchange, First Section)

Notice of Execution of Share Exchange Agreement

Tokyu Corporation (hereinafter "Tokyu") and Tokyu Department Store Co., Ltd (hereinafter "TDS") have entered into a Share Exchange Agreement on November 15, 2004 in accordance with the resolutions of the boards of directors of both companies dated the same date and the Memorandum of Understanding executed on September 27, 2004.

Description

1. Summary of the Share Exchange Agreement

(1) Method

Share exchange pursuant to Articles 352 through 363 of the Commercial Code of Japan to make Tokyu the wholly-owning parent company of TDS and TDS the wholly-owned subsidiary of Tokyu.

(2) Conversion rate of shares

Tokyu will issue 36,164,728 shares of common stock upon the execution of the share exchange and will distribute 0.32 shares of Tokyu stock in exchange for each one (1) share of TDS stock (excluding those held by Tokyu) to the shareholders of TDS based upon the Record of Shareholders and the Record of Beneficial Shareholders (*jisshitsu kabunushi meibo*), as of the close of the day immediately preceding the date of the Share Exchange.

(3) Increases in Capital and Capital Reserve

The increase to Tokyu's capital and capital reserve as a result of the Share Exchange is as follows:
Capital: No increase
Capital Reserve: The amount calculated by multiplying the shareholders' equity of TDS as of the date of the Share Exchange by a ratio of the number of TDS shares to be transferred to Tokyu upon the Share Exchange to the total number of TDS shares outstanding.

(4) Cash Distribution upon Share Exchange

No cash distribution by Tokyu to TDS's shareholders will be made upon the Share Exchange.

(5) Term of Office of Directors and Corporate Auditors held prior to the Share Exchange

The Share Exchange shall not affect the term of office of Tokyu's directors and Corporate auditors who held his/her office before the date of the Share Exchange.

2. Schedule for Share Exchange

November 15, 2004	Approval of the Share Exchange Agreement by the Board of Directors of both companies and Execution of the Share Exchange Agreement
January 25, 2005(plan)	Extraordinary shareholders' meetings of TDS to approve the Share Exchange Agreement
April 1, 2005(plan)	Date of Execution of the Share Exchange

* Tokyu will carry out the Share Exchange without obtaining an approval at the shareholders' meeting in accordance with the provisions of Article 358(1) of the Commercial Code of Japan.

Inquiries may be directed to: Tokyu Corporation, Attn: Hisashi Takai, 5-6, Nampeidai-cho, Shibuya-ku, Tokyo 150-8511, Japan.

AMENDMENT TO CURRENT REPORT

TOKYU CORPORATION

6 1 1 0 0 4

AMENDMENT TO CURRENT REPORT

TO: CHIEF OF THE KANTO FINANCE BUREAU

DATE OF SUBMISSION:	NOVEMBER 15, 2004
COMPANY NAME IN JAPANESE:	TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
COMPANY NAME IN ENGLISH:	TOKYU CORPORATION
NAME AND TITLE OF CORPORATE REPRESENTATIVE:	KIYOFUMI KAMIJO, PRESIDENT AND REPRESENTATIVE DIRECTOR
HEADQUARTERS LOCATION:	5-6 NAMPEIDAI-CHO, SHIBUYA-KU, TOKYO TELEPHONE: (03) 3477-6168
CONTACT PERSON:	KAZUYOSHI KASHIWAZAKI, SENIOR MANAGER OF ACCOUNTING, GROUP STRATEGY AND IR DIVISION, FINANCE, ACCOUNTING AND GROUP STRATEGY HEADQUARTERS
NEAREST CONTACT PLACE:	SAME AS ABOVE
TELEPHONE:	SAME AS ABOVE
CONTACT PERSON:	SAME AS ABOVE
LOCATIONS WHERE A COPY OF THIS AMENDMENT TO CURRENT REPORT IS AVAILABLE FOR PUBLIC INSPECTION:	TOKYO STOCK EXCHANGE: 2-1 KABUTO-CHO, NIHONBASHI, CHUO-KU, TOKYO

1. Reasons for Submitting the Report

At a meeting of the Board of Directors of Tokyu Corporation (hereinafter "Tokyu") held on September 27, 2004, it was decided that Tokyu Department Store Co., Ltd. (hereinafter "TDS") shall become a wholly-owned subsidiary of Tokyu as of April 1, 2005, through a share exchange, and that at such share exchange 0.32 common shares of Tokyu shall be allocated for each one common share of TDS and distributed to TDS's shareholders other than Tokyu. On September 27, 2004 Tokyu also executed a memorandum of understanding regarding a share exchange and submitted Current Report pursuant to the provisions of Article 24-5(4) of the Securities and Exchange Law of Japan and Article 19-2(2) and 19-2(6-2) of the Ordinance of the Prime Minister's Office Regarding the Disclosure of Corporate Affairs. Tokyu and TDS have executed and entered into a Share Exchange Agreement on November 15, 2004 and hereby submit this amendment to current report pursuant to Article 24-5(5) of the Securities and Exchange Law.

2. Contents of the Report

(a) Items relating to the shares to be issued

Before amendment:

(ii) Number of shares to be issued:

To be decided

(iii) Issue price and amount to be added to capital:

To be decided

(iv) Aggregate amount of issue price and amount to be added to capital:

To be decided

After amendment:

(ii) Number of shares to be issued:

36,164,728 shares

(iii) Issue price and amount of to be added to capital:
The issue price will be the amount of TDS's net assets on the day of the share exchange multiplied by the ratio of the TDS shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TDS, divided by the number of new Tokyu shares to be issued upon for the share exchange. The amount to be added to capital per share will be zero (0) yen.

(iv) Aggregate amount of issue price and amount to be added to capital:
The total issue price will be the amount of TDS's net assets on the day of the share exchange multiplied by the ratio of the TDS shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TDS. The aggregate amount to be added to capital will be zero (0) yen.

(b) Items relating to the company that will become the wholly-owned subsidiary:

Before amendment:

(iii) Method of share exchange and contents of the share exchange memorandum of understanding:

(1) Method of share exchange:

Pursuant to the memorandum of understanding regarding the share exchange signed on September 27, 2004, and following signing of a share exchange agreement Tokyu will designate April 1,2005 as the date of share exchange, and allocate and deliver 0.32 common shares of Tokyu to TDS's shareholders other than Tokyu in exchange for each one common share of TDS they owned. Through such share exchange, the shares of TDS by its shareholders other than Tokyu will be transferred to Tokyu, and TDS will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the memorandum of understanding regarding share exchange:

The following are the contents of the memorandum of understanding regarding share exchange signed on September 27, 2004 by and between Tokyu and TDS.

Memorandum of Understanding with respect to Share Exchange

This memorandum (hereinafter referred to as this "Memorandum") is made and entered into by and between Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Department Store Co., Ltd. (hereinafter referred to as "TDS") with respect to basic understanding regarding a share exchange between Tokyu and TDS.

Section 1 (Performance of Share Exchange)
Tokyu and TDS shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan in order to have Tokyu become the parent company having whole ownership in TDS and to have TDS become a wholly-owned subsidiary of Tokyu (hereinafter referred to as the "Share Exchange").

Section 2 (Effective Date of Share Exchange)
The target effective date of the Share Exchange shall be April 1, 2005; provided, however, that such date may be changed after consultation between Tokyu and TDS, if and to the extent necessary.

Section 3 (Share Exchange Ratio)
1. Upon the Share Exchange, Tokyu shall allocate and deliver Tokyu shares of common stock at the rate of the share exchange ratio of 0.32 (Tokyu's share of common stock) to one (1) (TDS's share of common stock); provided, however, that no Tokyu shares shall be allocated and delivered for TDS shares of common stock held by Tokyu (including the shares acquired by Tokyu in accordance with Section 6).
2. If there occurs a material change in assets or management of businesses of Tokyu or TDS, the share exchange ratio set forth in the preceding paragraph may be changed after consultation between Tokyu and TDS.

Section 4 (Execution of Share Exchange Agreement)
After the execution of this Memorandum, Tokyu and TDS shall negotiate in good faith terms and conditions of the Share Exchange in detail, agree upon such terms and conditions, and execute a share exchange agreement. The target date of the execution of the share exchange agreement shall be around the middle of November 2004.

Section 5 (Administration of corporate assets, etc)
From the date of execution of this Memorandum until the effective date of the Share Exchange, Tokyu and TDS shall operate its businesses and administer its assets with a duty of the diligence of a good custodian, and conduct that will materially affect its assets, rights, or obligations shall not be made without prior consultation between Tokyu and TDS.

Section 6 (Performance of Tender Offer)

Tokyu shall make a public tender offer to buy TDS's share of common stock with a condition that the estimated number of the shares that Tokyu will buy is 117,100,000 before the date of the execution of the share exchange agreement set forth in Section 4.

Section 7 (Modification or Termination of this Memorandum due to Change of Circumstances)
If there occurs between the date of the execution of this Memorandum and the date of the execution of the share exchange agreement a material change in assets or businesses of Tokyu or TDS, this Memorandum may be modified or terminated after consultation between Tokyu and TDS.

Section 8 (Governing Law and Jurisdiction)
1. This Memorandum shall be governed by, and construed in accordance with, the laws of Japan.
2. Tokyu and TDS hereby agree that any disputes in connection with this Memorandum shall be brought to exclusively before Tokyo District Court of Japan for first instance.

Section 9 (Consultation)
Any issues necessary to be agreed upon or settled for the Share Exchange, except otherwise provided for in this Memorandum, shall be agreed upon or settled after consultation between Tokyu and TDS in accordance with the purpose of this Memorandum.

IN WITNESS WHEREOF, two originals of this Memorandum has been made and sealed by the parties hereto, and each of them will be held by each party respectively.

September 27, 2004

Tokyu: 5-6, Nampeidai-cho, Shibuya-ku, Tokyo
Tokyu Corporation
[President] Kiyofumi Kamijo

TDS: 2-24-1 Dougenzaka, Shibuya-ku, Tokyo
Tokyu Department Store Co., Ltd.
[President] Hirokazu Mizuta

<u>After amendment:</u>

(iii) Method of share exchange and contents of the share exchange agreement:

(1) Method of share exchange:

Pursuant to the share exchange agreement entered into on November 15, 2004, Tokyu will designate April 1, 2005 as the date of share exchange, and allocate and deliver 0.32 common shares of Tokyu to TDS's shareholders other than Tokyu in exchange for each one common share of TDS they owned. Through such share exchange, the shares of TDS by its shareholders other than Tokyu will be transferred to Tokyu, and TDS will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the share exchange agreement:

The following are the contents of the share exchange agreement entered into on November 15, 2004 by and between Tokyu and TDS.

Share Exchange Agreement

This Share Exchange Agreement (hereinafter referred to as this "Agreement") is made and entered into by and between Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Department Store Co., Ltd. (hereinafter referred to as "TDS").

Section 1 (Share Exchange)
Tokyu and TDS shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan in order to have Tokyu become the parent company wholly owning TDS and to have TDS become a wholly-owned subsidiary of Tokyu (hereinafter referred to as "Share Exchange").

Section 2 (Shares to be Issued and Allocated upon the Share Exchange)
Tokyu shall issue 36,164,728 shares of common stock in the Share Exchange. Tokyu shall allocate and deliver 0.32 of Tokyu shares of common stock per one TDS share of common stock to all shareholders (including beneficial shareholders, hereinafter the same shall apply) registered in the shareholder list (including beneficial shareholder list, hereinafter the same shall apply) of TDS, other than Tokyu, as of the close of the day immediately preceding the date of the Share Exchange.

Section 3 (Increases in Capital and Capital Reserve)
The increase to Tokyu's capital and capital reserve as a result of the Share Exchange is as follows:
(1) Capital No increase
(2) Capital Reserve The amount calculated by multiplying the shareholders' equity of TDS as of the date of the Share Exchange by a ratio of the number of TDS shares to be transferred to Tokyu upon the Share Exchange to the total number of TDS shares outstanding.

Section 4 (Shareholders' Meeting for Approval of the Share Exchange)
1. TDS shall call a shareholders' meeting which shall be held on January 25, 2005 (hereinafter referred to as "Shareholders' Meeting for Approval of the Share Exchange") for approval of this Agreement and other matters necessary for the Share Exchange;

provided that the date of the Shareholders' Meeting for Approval of the Share Exchange may be changed upon consultation between Tokyu and TDS.
2. Tokyu will carry out the Share Exchange without obtaining approval at a shareholders' meeting in accordance with provisions of Article 358(1) of Commercial Code of Japan.
3. TDS shall call for the resolution to delete the provisions of Article 11(1) (Record Date) from its Articles of Incorporation at the Shareholders' Meeting for Approval of the Share Exchange.

Section 5 (Effective Date of Share Exchange)
The effective date of the Share Exchange shall be April 1, 2005; provided that such date may be changed upon consultation between Tokyu and TDS.

Section 6 (Cash Distribution upon Share Exchange)
No cash distribution by Tokyu to TDS's shareholders will be made upon the Share Exchange.

Section 7 (Term of Office of Directors and Corporate Auditors held prior to the Share Exchange)
The Share Exchange shall not affect the term of office of Tokyu's directors and corporate auditors who held his/her office before the date of the Share Exchange.

Section 8 (Administration of Corporate Assets, etc.)
From the date of execution of this Agreement until the effective date of the Share Exchange, Tokyu and TDS shall operate its businesses and administer its assets with a duty of a diligent and good custodian, and conduct that will materially affect its assets, rights, or obligations shall not be made without prior consultation between Tokyu and TDS.

Section 9 (Modification or Termination of this Agreement due to Change of Circumstances)
If there occurs between the execution of this Agreement and the date of the Share Exchange a material change in assets or businesses of Tokyu or TDS, the terms of the Share Exchange or this Agreement may be modified or terminated upon consultation between Tokyu and TDS.

Section 10 (Effectiveness of this Agreement)
All terms of this Agreement shall be null and void if this Agreement is not approved at the Shareholders' Meeting for Approval of the Share Exchange as described in Section 4 hereof.

Section 11 (Consultation)
Any issues necessary to be agreed upon or settled in connection with the Share Exchange, except as otherwise provided for in this Agreement, shall be agreed upon or settled upon consultation between Tokyu and TDS in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, two originals of this Agreement have been made and sealed by the parties hereto, and one complete original will be held by each party respectively.

November 15, 2004

Tokyu: 5-6, Nampeidai-cho, Shibuya-ku, Tokyo
Tokyu Corporation
[President] Kiyofumi Kamijo

TDS: 2-24-1 Dougenzaka, Shibuya-ku, Tokyo
Tokyu Department Store Co., Ltd.
[President] Hirokazu Mizuta

Minutes of

Regular Meeting of the Board of Directors

In November 2004

(Excerpt Copy)

Tokyu Corporation

Minutes of

Regular Meeting of the Board of Directors

November 2004

(Excerpt Copy)

Date and Time: 11:00 a.m., November 15, 2004

Place of the meeting: Director's Conference Room in Headquarter
5-6, Nampeidai-cho, Shibuya-ku, Tokyo

The total number of directors: 21	The number of directors present: 21
The total number of corporate auditors: 5	The number of corporate auditors present: 2

Shinobu Shimizu, Representative Director and Chairman, presided as chairman of the meeting, called the meeting to order at 11:00 a.m., and moved the following agenda. Kiyofumi Kamijo, President and Representative Director, explained each agenda in detail.

(partially omitted)

Agenda No. 5: Execution of Share Exchange Agreement with Tokyu Department Store

Kiyofumi Kamijo, President and Representative Director, explained that Tokyu Corporation ("Tokyu") entered into the Memorandum of Understanding ("MOU") dated September 27, 2004 with respect to the share exchange with Tokyu Department Store ("TDS") and the intensions to execute a share exchange agreement with TDS upon the terms and conditions described below in accordance with the MOU, presenting the Share Exchange Agreement (draft), the Report regarding the Determination of the Share Exchange Ratio (draft), the Interim Balance Sheet of TDS and the Interim Statement of Income of TDS. Upon a properly made Motion by Chairman, the Proposal No. 5 is RESOLVED unanimously without objection.

1. Methodology of Share Exchange

Tokyu and TDS will execute a share exchange in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Tokyu become the parent company having whole ownership in TDS and to have TDS a wholly-owned subsidiary of Tokyu.

In accordance with the provisions of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, Tokyu will execute the share exchange without approval of the shareholders of Tokyu.

2. Schedule of Share Exchange

November 15, 2004	Meetings of the board of directors of Tokyu Department Store
	(For approval of the Share Exchange Agreement)
	Execution of the Share Exchange Agreement
January 25, 2005	Extraordinary shareholders' meeting of TDS
	(For approval of the Share Exchange Agreement)
April 1, 2005	Date of execution of the share exchange

3. Summary Content of the Share Exchange Agreement

(1) Share Exchange Ratio

Name of company	Tokyu (Wholly-owning parent company)	TDS (Wholly-owned subsidiary)
Share exchange ratio	1	0.32

- 0.32 shares of Tokyu will be exchanged for each one share of TDS. However, no allotment will take place with respect to TDS shares held by our company.
- Tokyu and TDS asked Deloitte Tohmatsu Corporation Finance Co., Ltd. and KPMG FAS Co., Ltd. to calculate the share exchange ratio respectively, and discussed and negotiated it based on the results of such calculation.
- Upon the determination of the share exchange ratio, Deloitte Tohmatsu Corporate Finance Co., Ltd. rendered to the board of directors of our company an opinion that the share exchange ratio is fair to our company from financial point of view.

(2) Issuance of Shares for Share Exchange

The number of new shares to be issued: 36, 164, 728

(3) The Increases to Our Company's Capital and Capital Reserve as a Result of the Share Exchange

(i) Capital: No increase

(ii) Capital Reserve: The amount calculated by multiplying the shareholders' equity of TDS as the date of the share exchange by a ratio of the number of TDS shares to be transferred to Tokyu upon the share exchange to the total number of TDS shares outstanding.

(4) Term of Office of Directors and Corporate Auditors held prior to the Share Exchange

The Share Exchange shall not affect the term of office of Tokyu's directors and corporate auditors who held his/her office before the date of the share exchange.

(5) Modification or Termination of the Share Exchange Agreement

If there occurs between the execution of the Share Exchange Agreement and the date of execution of the share exchange a material change in assets or businesses of Tokyu or TDS, the terms of the share exchange or the Share Exchange Agreement may be modified or terminated after consultation between Tokyu and TDS.

(6) Effectiveness of the Share Exchange Agreement

Any and all terms of the Share Exchange Agreement shall be null and void if the Share Exchange Agreement is not approved at the shareholders' meeting of TDS.

(partially omitted)

There being no further business, Chairman adjourned the meeting at 12:45p.m.

November 15, 2004

The Regular Meeting of the Board of Directors of Tokyu Corporation

Chairman Shinobu Shimizu, Chairman and Representative Director
Kiyofumi Kamijo, President and Representative Director
Sadayasu Nishimoto, Senior Managing Director
Toshiaki Koshimura, Senior Managing Director
Tadashi Igarashi, Managing Director
Takakuni Happo, Managing Director
Katsuhisa Suzuki, Managing Director
Tetsuo Nakahara, Managing Director
Isao Adachi, Managing Director
Tetsu Gotoh, Director

Hiroshi Takeoka, Director

Shoichiro Nagayama, Director

Yoshiki Sugita, Director

Tsuneyasu Kuwahara, Director

Yuji Kinoshita, Director

Yoshizumi Nezu, Director

Shigeru Okada, Director

Masataka Ueki, Director

Hirosuke Isozaki, Director

Tetsu Wada, Director

Satoru Hato, Director

Masamichi Yamada, Full-time Corporate Auditor

Kenichiro Kakimoto, Full-time Corporate Auditor

I certify that this represents a true and correct extract of the minutes of the meeting of the board of directors of Tokyu Corporation.

November 15, 2004

5-6 Nampeidai-cho, Shibuya-ku, Tokyo

Tokyu Corporation

President and Representative Director

Kiyofumi Kamijo